UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                              Schmitt Industries, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   806870200
                    ----------------------------------------
                                 (CUSIP Number)

                               December 31, 2014
                    ----------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
806870200
----------

1. Name of Reporting Person. Monongahela Capital Management
                             -------------------------------
I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization Pennsylvania
                                        -------------

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power 375,500
                     --------

6. Shared Voting Power 0
                       --

7. Sole Dispositive Power 380,500
                          --------

8. Shared Dispositive Power 0
                            --

9. Aggregate Amount Beneficially Owned by Each Reporting Person 380,500
                                                                --------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9) 12.7%
                                                      -----

12. Type of Reporting Person (See Instructions) IA
                                                ---

Item 1.

(a) Name of Issuer Schmitt Industries, Inc.
                   ------------------------
(b) Address of Issuer's Principal Executive Offices
2765 NW Nicolai Street
Portland, Oregon 97210
----------------------


Item 2.

(a) Name of Person Filing Monongahela Capital Management
                          -------------------------------
(b) Address of Principal Business Office or, if none, Residence
223 Mercer Street
Harmony, PA 16037
-----------------------------
(c) Citizenship Pennsylvania
                -------------
(d) Title of Class of Securities Common Stock
                                 -------------
(e) CUSIP Number 806870200
                 ----------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [X] An investment adviser in accordance with section 240.13d-
1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 380,500
(b) Percent of class: 12.7%
(c) Number of shares as to which the person has:
    (i) Sole power to vote or to direct the vote: 375,500
    (ii) Shared power to vote or to direct the vote: 0
    (iii) Sole power to dispose or to direct the disposition of: 380,500
    (iv) Shared power to dispose or to direct the disposition of: 0


Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

These shares are owned by investment advisory clients of reporting person. Our clients have the right to receive or the power to direct the receipt of dividends or the profits from the sale of such securities. No client is known to own more than 5% of such security class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2015
-----------------
Date

/s/ Mark Rodgers
-----------------
Signature

Mark Rodgers / President
-------------------------
Name/Title